February 7, 2005


Mail Stop 3-6


Richard L. Jones; CFO
Microwave Filter Company, Inc.
6743 Kinne Street
East Syracuse, NY 13057

Re:	Microwave Filter Company, Inc.
	File No. 0-10976
	Form 8-K, filed February 4, 2005

Dear Mr. Jones:

We have reviewed the above referenced filing and have the following comments.

After PricewaterhouseCoopers LLP ("PWC") has completed their review of the Form 10-Q for the quarter ending December 31, 2004 and their engagement with the Company is finalized an amendment to this 8-K should be filed. The disclosures required by Item 304(a)(1)(iv) &
(v) should be provided to cover the periods up to and including the date the association with PWC is finalized.

	A letter from the former accountants stating their agreement/disagreement with the revised disclosures should be included in the amendment as Exhibit 16. The amendment should be filed in response to these comments within 5 business days of the date PWC`s association with the Company is finalized.

	Questions with regard to this letter may be addressed to the undersigned at (202) 942-1897.


Sincerely,


Louis M. Canant
Senior Staff Accountant
Office of Electronics and Machinery
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